Exhibit 21.1

List of Subsidiaries of Kornit Digital Ltd.

Name of Subsidiary	Place of Incorporation
Kornit Digital Technologies Ltd.	Israel
Kornit Digital North America Inc.	Delaware, United States
Kornit Digital Europe GmbH	Germany
Kornit Digital Asia Pacific Limited	Hong Kong